Filed by ActivCard Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ActivCard S.A.

Registration Statement No. 333-105558

Date: July 3, 2003

ACTIVCARD ANNOUNCES PRELIMINARY RESULTS FOR SECOND QUARTER 2003

FREMONT, CA—July 3, 2003—ActivCard® (NASDAQ: ACTI / NASDAQ EUROPE: ACTI), a provider of IDentity Management (IDM) software for remote access, secure sign-on and digital ID card solutions, today announced that based on preliminary financial results, its second quarter revenue is expected to range from $9 million to $10 million. Unaudited net loss in accordance with U.S. GAAP for the quarter ended June 30, 2003 is expected to range from $0.15 to $0.25 per diluted share, compared to a net loss of $0.11 per diluted share in the second quarter of 2002.

The Company is currently quantifying the effects of decisions made to terminate non-core business activities, which will result in a write-down of assets. The charge related to the write-down of assets is expected to range between $0.03 and $0.10 per diluted share. The potential effect of these write-downs is included in the estimated range of net loss per share provided above.

“Revenues were primarily affected by a small number of government opportunities which did not close within the reporting period. Enterprise sales continue to be characterized by lengthening sales cycles and smaller initial deployments resulting in lower recognizable revenue. Our competitive positioning continues to be strong, but our customers’ budget pressures clearly are causing delayed conversion into broad, predictable revenues,” said Steven Humphreys, ActivCard Chairman and Chief Executive Officer.

ActivCard will report its second quarter 2003 results on July 30, at which time additional commentary will be provided.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for secure remote access, secure sign-on and digital identity card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations—from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity™ (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, our history of losses, the concentration of our customer base, our reliance on strategic relationships, acquisitions and managing our future growth, and other risks identified in our periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption “Risk Factors” in our Annual Report on Form 10K for the fiscal year ended December 31, 2002 filed on March

31, 2003. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ActivCard is a registered trademark and Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.